SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                      to

Commission File Number 0-14278

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the statements of net assets available for benefits as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012 and supplemental schedules as of and for the year ended December 31, 2012, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

Date: June 27, 2013	/s/ Gene Purschwitz
Gene Purschwitz
General Manager

/s/ Nilka Rivera
Nilka Rivera
Controller

/s/ Mildred Sein Hernandez
Mildred Sein Hernandez
Human Resources Manager

MICROSOFT OPERATIONS PUERTO RICO, LLC

1165(e) SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2012 AND

2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012,

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2012,

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

EXHIBIT:

Consent of Deloitte & Touche LLP	13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee and Participants of

Microsoft Operations Puerto Rico, LLC

1165(e) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2012 and (2) delinquent participant contributions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

San Juan, Puerto RicoDeloitte & Touche LLP

San Juan, Puerto Rico

June 27, 2013

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
INVESTMENTS — At fair value	$5,444,943	$4,724,537

CONTRIBUTIONS RECEIVABLE:
Participants	2,375	—
Employer	1,080	—

Total contributions receivable	3,455	—

INTEREST AND OTHER RECEIVABLES	5,092	8

NET ASSETS AVAILABLE FOR BENEFITS	$5,453,490	$4,724,545

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Contributions:
Participants contributions	$475,084
Employer contributions	191,119
Other contributions	1,224

Total contributions	667,427

Investment income:
Interest and dividends	116,395
Net appreciation in fair value of investments	305,053

Net investment income	421,448

Total additions	1,088,875

DEDUCTIONS — Benefits paid to participants	359,930

INCREASE IN NET ASSETS	728,945

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	4,724,545

End of year	$5,453,490

See notes to financial statements.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following brief description of the Microsoft Operations Puerto Rico, LLC 1165(e) Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution retirement plan covering substantially all employees of Microsoft Operations Puerto Rico, LLC (the “Sponsor”). The Plan was established effective January 1, 1991. An employee may become a participant in the Plan after completion of six months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and Puerto Rico income tax laws. The Plan’s trustee is Banco Popular de Puerto Rico — Trust Division.

Contributions — Each year, participants may contribute up to the maximum deferral amount specified by local law. The Sponsor contributes 50% of the first 6% of the base compensation that a participant contributes to the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant’s Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the allocation of (a) the participant contributions and the Sponsor’s matching contributions and (b) Plan earnings. Participant accounts are also charged with (a) withdrawals and (b) an allocation of plan losses. Allocations are based on the participant earnings or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers several registered investment companies as well as Microsoft Corporation common stock as investment options for participants.

Vesting — Contributions become vested as follows:

•	Participant Contributions — Participant’s contributions and accumulated earnings vest immediately.

•	Sponsor Matching Contribution — Participants become 100% vested after two years of service, upon attainment of age 65, or death or disability while employed by the Sponsor.

Payment of Benefits — On termination of service due to death, disability or retirement, a participant or its beneficiary may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or in periodic installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the nonvested portion of the participant’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to reduce future employer contributions. At December 31, 2012 and 2011, forfeited nonvested accounts totaled $6,751 and $1,386, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from these estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including common stock and shares of registered investment companies. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — The Plan’s administrative expenses are paid by the Sponsor as provided in the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2012 and 2011.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the maximum deferral amount specified by local law. There were no such payables as of December 31, 2012 and 2011.

Recently Adopted Accounting Standards — On January 1, 2012, we adopted guidance issued by the Financial Accounting Standards Board (“FASB”) on accounting and disclosure requirements related to fair value measurements. Among other requirements, the guidance limits the highest-and-best-use measure to nonfinancial assets and provides guidance on the applicability of premiums and discounts. Additionally, the guidance expands the disclosures on Level 3 inputs by requiring quantitative disclosure of the unobservable inputs and assumptions, as well as description of the valuation processes and the sensitivity of the fair value to changes in unobservable inputs. Adoption of this new guidance did not have a material impact on the Plan’s financial statements.

3.	FAIR VALUE MEASUREMENTS

FASB, Accounting Standards Codification No. 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Asset Valuation Techniques — Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Microsoft Corporation common stock is valued at the closing price reported on the NASDAQ Exchange, the active market on which the securities are traded, on the last business day of the Plan year. Microsoft Corporation’s common stock is categorized as Level 1.

Shares of registered investment companies, excluding money market funds, are categorized as Level 1. They are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The registered investment companies held by the Plan are deemed to be actively traded.

Shares of the short-term money market fund are categorized as Level 2. They are valued at cost plus accrued interest, which approximates fair value. Units of this fund can be redeemed on a daily basis at their net asset value and have no redemption restrictions. This fund seeks to invest primarily in short-term U.S. Treasury securities, including repurchase agreements collateralized by U.S. Treasury securities.

The following tables set forth by level, within the fair value hierarchy, a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011:

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	2012
	(Level 1)	(Level 2)	(Level 3)	Total
Microsoft Corporation common stock	$1,057,507	$—	$—	$1,057,507

Registered investment companies:
Money market		1,316,996		1,316,996
Domestic growth	1,581,766			1,581,766
Domestic value	157,020			157,020
Domestic balance	281,859			281,859
Domestic fixed income	856,137			856,137
International equity	193,213	—	—	193,213

Total registered investment companies	3,069,995	1,316,996	—	4,386,991

Time deposits	445	—	—	445

Total	$4,127,947	$1,316,996	$—	$5,444,943

	Active Markets	Other	Significant
	for Identical	Observable	Unobservable
	Assets	Inputs	Inputs	2011
	(Level 1)	(Level 2)	(Level 3)	Total
Microsoft Corporation common stock	$990,634	$—	$—	$990,634

Registered investment companies:
Money market		1,400,689		1,400,689
Domestic growth	1,140,216			1,140,216
Domestic value	182,110			182,110
Domestic balance	11,438			11,438
Domestic fixed income	706,775			706,775
International equity	278,678	—	—	278,678

Total registered investment companies	2,319,217	1,400,689	—	3,719,906

Time deposits	13,997	—	—	13,997

Total	$3,323,848	$1,400,689	$—	$4,724,537

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended, December 31, 2012, there were no transfers between levels.

4.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011, are as follows:

	2012	2011
Federated Trust U.S. Treasury Obligations Fund	$1,316,996	$1,400,689
Microsoft Corporation common stock	1,057,507	990,634
Fidelity Advisor Equity Growth I Fund	585,728	585,138
PIMCO Total Return Adm. Fund	449,564	362,438
Vanguard Windsor II Fund	406,572	344,337
Mutual Global Discovery A Fund	***	269,246
T Rowe Price 2030 Retirement Fund	312,682	***
T Rowe Price 2040 Retirement Fund	297,114	***
T Rowe Price 2010 Retirement Fund	278,225	***

***	Investment represents less than 5% of Plan’s net assets.

During 2012, the net appreciation (depreciation) in the fair value of investments was as follows:

Microsoft Corporation common stock	$27,376
Fidelity Advisor Equity Growth I Fund	83,309
Vanguard Windsor II Fund	49,056
Columbia Small Cap A Fund	18,812
Mutual Global Discovery A Fund	15,207
PIMCO Total Return Adm. Fund	11,784
MFS Research International Equity A Fund	1,404
T Rowe Price 2050 Retirement Fund	1,135
T Rowe Price 2040 Retirement Fund	30,395
T Rowe Price 2030 Retirement Fund	28,503
T Rowe Price 2020 Retirement Fund	20,280
T Rowe Price 2010 Retirement Fund	(2,151)
T Rowe Price Growth Stock Adv. Fund	19,770
T Rowe Price Retirement Income Fund	173

Net appreciation in fair value of investments	$305,053

5.	RELATED PARTY TRANSACTIONS

Certain general and administrative expenses are paid by the Sponsor on behalf of the Plan. During the year ended December 31, 2012, these expenses were $40,778.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2012 and 2011, the Plan held 39,532 and 38,160 shares, respectively, of common stock of Microsoft Corporation, the parent company of the Sponsor, with a cost basis of $1,047,693 and $999,943, respectively. During the year ended December 31, 2012, the Plan recorded dividend income of $31,781 from Microsoft Corporation. In addition, the Plan has an interest bearing deposit with Banco Popular de Puerto Rico, the trustee for the Plan.

7.	PLAN TERMINATION

Although it has not expressed an interest to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

8.	INCOME TAX STATUS

The Plan constitutes a qualified plan, exempt from income taxes under Puerto Rico income tax laws. The Plan and the applicable Puerto Rico income tax laws, as described in the following paragraph, have been amended since the Plan received its determination letter. However, the Sponsor and the Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Puerto Rico Treasury Department and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

On January 31, 2011, a new Puerto Rico Internal Revenue Code (the “2011 PRIRC”) was enacted. The 2011 PRIRC modified rules concerning contributions limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning on January 1, 2012.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Puerto Rico taxing authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the Puerto Rico taxing authorities; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Company remitted various participant contributions totaling $92,885 to the trustee later than required by Department of Labor (DOL) Regulation 2510.3-102. Participant accounts will be credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.

10.	SUBSEQUENT EVENT

Subsequent to December 31, 2012, the Microsoft Caribbean, Inc. 1165(e) Retirement Plan was merged with and into the Plan and the Plan, as the surviving entity, was renamed One Microsoft Puerto Rico Retirement Plan. As a result of this merger, participant account balances of $3,629,601 were transferred into the Plan in April 2013.

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

Employer ID No: 98-0459037

Plan No: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value
*	Microsoft Corporation	Common stock	**	$1,057,507
	Fidelity Advisor Equity Growth I Fund	Registered Investment Company	**	585,728
	Vanguard Windsor II Fund	Registered Investment Company	**	406,572
	Columbia Small Cap A Fund	Registered Investment Company	**	157,020
	Mutual Global Discovery A Fund	Registered Investment Company	**	182,424
	PIMCO Total Return Adm. Fund	Registered Investment Company	**	449,564
	MFS Research International Equity A Fund	Registered Investment Company	**	10,789
	T Rowe Price 2050 Retirement Fund	Registered Investment Company	**	21,340
	T Rowe Price 2040 Retirement Fund	Registered Investment Company	**	297,114
	T Rowe Price 2030 Retirement Fund	Registered Investment Company	**	312,682
	T Rowe Price 2020 Retirement Fund	Registered Investment Company	**	201,734
	T Rowe Price 2010 Retirement Fund	Registered Investment Company	**	278,225
	T Rowe Price Growth Stock Adv. Fund	Registered Investment Company	**	163,169
	T Rowe Price Retirement Income Fund	Registered Investment Company	**	3,634
	Federated Trust U.S. Treasury Obligations Fund	Registered Investment Company	**	1,316,996
*	Banco Popular de Puerto Rico	Time deposits, bearing interest at
		.20% at December 31, 2012	**	445

	Total			$5,444,943

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and therefore is not included.

See accompanying Report of Independent Registered Public Accounting Firm

MICROSOFT OPERATIONS PUERTO RICO, LLC 1165(e) SAVINGS PLAN

Employer ID No. 98-0459037

Plan No: 001

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Corrected under VFCP and PTE 2002-51
Participant contributions transferred late to the Plan	$92,885	$—	$—	$—

See accompanying Report of Independent Registered Public Accounting Firm